PAUL DAVIS FANCHER 404.885.3310 Telephone 404-962-6755 Fax paul.fancher@troutmansanders.com	TROUTMAN SANDERS	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

December 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Paul Cline

Re:
CompuCredit Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 000-53717

Dear Mr. Cline:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated November 24, 2010 (the “Comment Letter”) to J.Paul Whitehead, III, Chief Financial Officer of CompuCredit Holdings Corporation (the “Company”), with respect to the above-referenced SEC filings.

We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company.  For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA CHICAGO HONG KONG LONDON NEW YORK NEWARK NORFOLK ORANGE COUNTY RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

Mr. Paul Cline
December 3, 2010

June 30, 2010 Form 10-Q

Investments in Previously Charged-Off Receivables, page 9

1.
We note your response and revised disclosure related to comment 5b in your letter dated November 10, 2010.  Please tell us why there is no remaining basis in balance transfer accounts at the time of card issuance since it appears that you make a payment to acquire these previously charged-off receivables.

Company Response:

The Company will revise its disclosure of this information in future filings.  The additional disclosures will be included in Note 2, “Significant Accounting Policies and Condensed Consolidated Financial Statement Components”:

For balance transfer program accounts, we include receivables in the above table until such time that the accounts qualify for a credit card issuance under the program.  Per the terms of this card offering, the consumer must make qualifying payments prior to the issuance of a credit card under the program.  These qualifying payments exceed the cost basis in the balance transfer accounts. As such, under our Investments in Previously Charged-Off Receivables segment’s cost recovery method, there is no remaining basis in such balance transfer program accounts at the time of card issuance.  Upon card issuance, all further activity with respect to the accounts (e.g. cardholder purchases, payments, receivables levels, cash flows, finance charges and fee income and charge-off activities) is reported within our Credit Cards segment, with the exception of any cash flows representing further repayment of the acquired contractual charged-off balance, which continue to be reported as cash collections and cost-recovery method income in the above table.

September 30, 2010 Form 10-Q

2.
Please revise future filings to present the gain from the litigation settlement in a line item other than fees and related income on earning assets or tell us why you believe that is an appropriate presentation and provide supporting accounting guidance.  It appears that a more appropriate presentation would be in other operating income.

Company Response:

In future filings, the Company will present gain from litigation settlement in other income.

*     *     *     *     *

The Company appreciates the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/Paul Davis Fancher
Paul Davis Fancher

cc:           J.Paul Whitehead, III (CompuCredit Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)